Saratoga Advantage Trust

OPERATING EXPENSE LIMITATION AGREEMENT

James Alpha Global Enhanced Real Return Portfolio

THIS OPERATING EXPENSE LIMITATION AGREEMENT (the “Agreement”) is effective as of December 29, 2015, by and between Saratoga Advantage Trust, a Delaware statutory trust (the “Trust”), on behalf of the James Alpha Global Enhanced Real Return Portfolio, a series of the Trust (the “Fund”), and James Alpha Advisors, LLC, the investment adviser to the Fund (the “Adviser”).

WITNESSETH:

WHEREAS, the Adviser renders advice and services to the Fund pursuant to the terms and provisions of an Interim Investment Advisory Agreement between the Trust and the Adviser dated as of the 31st day of December, 2015 (the “Interim Advisory Agreement”) or upon shareholder approval thereof, a new investment advisory agreement (the “New Advisory Agreement”); and

WHEREAS, the Fund, and each of the Fund’s respective classes is responsible for, and has assumed the obligation for, payment of expenses that have not been expressly assumed by the Adviser pursuant to the Interim Advisory Agreement or New Advisory Agreement, as applicable; and

WHEREAS, the Adviser desires to limit the Fund’s Operating Expenses (as that term is defined in Paragraph 2 of this Agreement) pursuant to the terms and provisions of this Agreement, and the Trust (on behalf of the Fund) desires to allow the Adviser to implement those limits;

NOW THEREFORE, in consideration of the covenants and the mutual promises hereinafter set forth, the parties, intending to be legally bound hereby, mutually agree as follows:

1. Limit on Operating Expenses. The Adviser hereby agrees to limit the current Operating Expenses of each share class of the Fund to an annual rate, expressed as a percentage of the average annual net assets of such share class, listed in Appendix A (the “Annual Limits”). In the event that the current Operating Expenses of a share class of the Fund, as accrued each month, exceed its Annual Limit, the Adviser will, on a monthly basis, either waive all or a portion of its advisory fee due from the Fund pursuant to the Investment Advisory Agreement or pay to the Fund an amount equal to the excess expense within 30 days of being notified that the Fund’s expenses exceed the Annual Limits.

2. Definition. For purposes of this Agreement, the term “Operating Expenses” with respect to the Fund, is defined to include all expenses of the Fund and each of its classes, including the Adviser’s investment advisory fee detailed in the Interim Advisory Agreement or New Advisory Agreement, as applicable, any Rule 12b-1 or similar marketing and distribution-related fees and expenses of the James Alpha Cayman Commodity Fund I, Ltd., a wholly-owned and controlled subsidiary of the Fund, but does not include any front-end or contingent deferred sales loads, taxes, leverage, interest, dividend and interest expenses on short sales, brokerage commissions, expenses incurred in connection with any merger, liquidation or reorganization, or extraordinary or non-routine expenses such as litigation.

3. Reimbursement of Fees and Expenses. The Fund shall reimburse the Adviser any advisory fees waived or Fund expense payments paid by it pursuant to this Agreement, if in any year in which the Interim Advisory Agreement or New Advisory Agreement, as applicable, is still in effect, the estimated Operating Expenses of any share class of the Fund for the fiscal year are less than the corresponding Annual Limit for that year, subject to quarterly approval by the Trust’s Board of Trustees. The total amount of reimbursement to which the Adviser may be entitled (the “Reimbursement Amount”) shall not exceed an amount that would cause a share class of the Fund to exceed its corresponding Annual Limit. Subject to the foregoing, the Reimbursement Amount shall equal, at any time, the sum of all advisory fees previously waived or reduced by the Adviser and all other payments remitted by the Adviser to the Fund pursuant to this Agreement, within three (3) years of the end of the fiscal year in which such advisory fees were waived or reduced or other payments remitted, less any reimbursement previously paid by the Fund to the Adviser with respect to such waivers, reductions, and payments. The Reimbursement Amount shall not include any additional charges or fees whatsoever, including, for example, interest accruable on the Reimbursement Amount.

4. TERM. This Agreement shall become effective with respect to the Fund as of the date first above written and shall continue for an initial term through December 31, 2016. This Agreement shall continue in effect thereafter for additional periods not exceeding one (1) year so long as such continuation is approved at least annually by the Board of Trustees of the Trust and the Adviser.

5. Termination. This Agreement may be terminated at any time, and without payment of any penalty, by the Board of Trustees of the Trust, on behalf of the Fund, upon written notice to the Adviser. This Agreement may not be terminated during its term by the Adviser without the consent of the Board of Trustees of the Trust. This Agreement will automatically terminate immediately upon the termination of the Interim Advisory Agreement unless the parties hereto have entered into the New Advisory Agreement in which case this Agreement will automatically terminate immediately upon the termination of the New Advisory Agreement.

6. Assignment. This Agreement and all rights and obligations hereunder may not be assigned without the written consent of the other party.

7. Severability. If any provision of this Agreement shall be held or made invalid by a court decision, statute or rule, or shall be otherwise rendered invalid, the remainder of this Agreement shall not be affected thereby.

8. Governing Law. This Agreement shall be governed by, and construed in accordance with, the laws of the State of New York without giving effect to the conflict of laws principles thereof; provided that nothing herein shall be construed to preempt, or to be inconsistent with, any federal law, regulation or rule, including the Investment Company Act of 1940, as amended, and the Investment Advisers Act of 1940, as amended, and any rules and regulations promulgated thereunder.

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IN WITNESS WHEREOF, the parties hereto have caused this Agreement to be duly executed and attested by their duly authorized officers, all on the day and year first above written.

SARATOGA ADVANTAGE TRUST on behalf of the James Alpha Global Enhanced Real Return Portfolio By:/s/ Bruce E. Ventimiglia Name: Bruce Ventimiglia Title: President	James Alpha Advisors, LLC By: /s/ James S. Vitalie Name: James S. Vitalie Title: CEO

Appendix A

James Alpha Global Enhanced Real Return Portfolio	Operating Expense Limit

Class A	1.50% of average net assets
Class I	1.25% of average net assets
Class C	2.25% of average net assets